PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFS Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Primerica Pkwy
(No. and Street)

Duluth	GA	30099
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Grubenhoff (470) 564-6201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, N.E. Suite 2000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Sharon Grubenhoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFS Investments Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRANDY SMALLWOOD
NOTARY PUBLIC-GEORGIA
Walton County
My Commission Expires Feb. 10, 2019

Sharon Grubenhoff
Signature

CFO/Treasurer
Title

Brandy Smallwood
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Board of Directors
PFS Investments Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1981.

Atlanta, Georgia
February 27, 2018

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	43,019,834
Restricted cash		217,255
Securities owned, at fair value (cost $4,800,855)		4,800,560
Accrued interest income		49,948
Due from mutual funds		16,029,555
Accounts receivable from representatives		1,160,976
Receivables from affiliates		4,295,228
Intangible asset, net of accumulated amortization of $19,094,910		1,555,391
Property, equipment, and software, at cost, net of accumulated depreciation and amortization of $613,154		766,333
Deferred tax asset, net		3,382,291
Other assets		987,298
Total assets	$	76,264,669

Liabilities and Stockholder's Equity

Liabilities:		
Unpresented checks	$	279,296
Commissions payable to representatives		11,202,516
Payables to affiliates		6,470,729
Accounts payable and accrued expenses		4,340,289
Income taxes payable		4,798,272
Other liabilities		11,050,259
Commitments and contingent liabilities *(see Commitments and Contingent Liabilities note)*		
Total liabilities		38,141,361
Stockholder's equity:		
Common stock, $0.10 par value. Authorized, 100,000 shares; issued and outstanding, 25,500 shares		2,550
Additional paid-in capital		35,890,173
Retained earnings		2,230,585
Total stockholder's equity		38,123,308
Total liabilities and stockholder's equity	$	76,264,669

See accompanying notes to financial statement.

(1) Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Description of Business

PFS Investments Inc. (the "Company" or "we") is a wholly owned subsidiary of Primerica Finance Corporation, which is a wholly owned subsidiary of Primerica, Inc. (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and functions as an introducing broker-dealer under the rules of the Financial Industry Regulatory Authority ("FINRA"). The Company's approximately 17,900 registered representatives primarily distribute mutual funds and qualified tuition plans ("529 plans") from five asset management firms. In these relationships, the Company receives dealer reallowances and 12b-1 trailer fees and, in turn, pays commissions to its registered representatives (i.e. agents).

The Company is a registered investment adviser in the United States and currently offers two managed investments programs: the Freedom Portfolios and the Lifetime Investments Platform. The Freedom Portfolios is a mutual fund wrap fee advisory program offering asset allocation models managed by a third-party registered investment adviser. As a co-sponsor of the Freedom Portfolios program, the Company earns advisory and custodial fees and, in turn, pays a portion of the advisory fees to its registered investment advisor agents. Primerica Shareholder Services, Inc. ("PSS"), an affiliated registered transfer agent, serves as the transfer agent for Freedom Portfolios. During 2017, we closed the Freedom Portfolios to new accounts and we intend to close the Freedom Portfolios to new investments in 2018.

In 2017, the Company launched the Lifetime Investments Platform, a managed accounts program, that provides our clients access to mutual fund and exchange-traded fund investment models designed and managed by several unaffiliated investment advisers. As sponsor and portfolio manager of the Lifetime Investments Platform, the Company evaluates models for inclusion in the program and conducts ongoing due diligence of the models and unaffiliated investment advisers made available through the program. The Company has contracted with an unaffiliated broker-dealer to provide custody, trade execution, clearing, settlement and other services for client assets invested through the Lifetime Investments Platform. The Company earns advisory fee and custodial fees under the Lifetime Investments Platform and, in turn, pays a portion of the advisory fees to its registered investment advisor agents.

The Company has been approved by the Internal Revenue Service ("IRS") under applicable tax code provisions to act as a nominee custodian solely for federal income tax purposes for certain funds. The Company receives annual custodial fees in this capacity.

The Company consists entirely of one operating segment that serves consumers in the United States.

Basis of Presentation

We prepare our financial statement in accordance with U.S. generally accepted accounting principles ("GAAP"). These principles are established primarily by the Financial Accounting Standards Board ("FASB"). The preparation of financial statement in conformity with GAAP requires us to make estimates and assumptions that affect the reported financial statement balances, as well as the disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates. Management considers available facts and knowledge of existing circumstances when establishing estimated amounts included in the financial statement. Current market conditions increase the risk and complexity of the judgments in these estimates. The most significant item that involves a greater degree of accounting estimates subject to change in the future is the valuation of securities owned.

As a registered broker-dealer, the Company is subject to Exchange Act Rule 17a-5 promulgated by the Securities and Exchange Commission ("SEC"). The Company referred to guidance in the SEC's FAQ No. 6 dated April 4, 2014, and Footnote 74 of the adopting release for the Exchange Act Rule 17a-5 amendments. This guidance provided for circumstances where a broker-dealer had not held customer securities or funds during the fiscal year,

but does not fit into the exemptive provisions for Exchange Act Rule 15c3-3 listed under Item 24 of Part IIA of FOCUS Form X-17A-5, but should nonetheless file an Exemption Report.

The Company files an Exemption Report, because its business activities during fiscal year 2017 were limited to effecting securities transactions via subscriptions. The Company claims the exemption provisions even though, in certain instances, the Company does not promptly forward customer checks to third-party fund companies and variable annuity issuers (refer to Note 6 and Note 10 for more information regarding variable annuity sales collected by the Company on behalf of an affiliate). In these instances, the Company prepares a computation of reserve requirements pursuant to Exchange Act Rule 15c3-3 on a monthly basis and maintains a balance in a Special Account for the Exclusive Benefit of Customers of PFS Investments Inc. that exceeds the total amount of monies received (i.e., checks, in the Company's possession, drawn by customers in favor of third parties) for subscriptions by its customers. These customer checks are made payable to the third-party fund companies and variable annuity issuers and the Company cannot endorse or negotiate the checks under any circumstances.

Cash and Cash Equivalents

The Company considers all highly liquid securities purchased with a maturity of 90 days or less to be cash equivalents. Cash equivalents at December 31, 2017 include money market funds totaling $39.7 million.

Securities Owned

Securities owned are classified as trading securities and consist of fixed-maturity debt securities, which are carried at fair value. Changes in fair value of trading securities are included in net investment income in the period in which the change occurs.

Purchases and sales of securities are recorded on a trade-date basis. We use the specific-identification method to determine realized gains or losses from securities sales and report the realized gains or losses in net investment income in the accompanying statement of earnings.

Due from Mutual Funds

Due from Mutual Funds represents commission fees receivable from various fund companies based on the sales of mutual funds and 529 plans made by the Company's registered representatives as well as 12b-1 fees receivable based on client asset values.

Accounts Receivable from Representatives

Accounts receivable from representatives represent amounts due from agents for licensing fees and commission reversals. Losses from such receivables are indemnified by other agents.

Intangible Asset

Effective July 1995, the Company terminated its agreement with Management Financial Services, Inc., owned by a former Company officer, by paying a lump-sum of approximately $20.7 million. Prior to July 1995, the Company was obligated to pay an amount equal to 5.25% of commissions received by the Company to Management Financial Services, Inc. Provisions of the buyout provide for a noncompete agreement to continue through October 2019. The amortization of this intangible asset is calculated on a straight-line basis over 24 years and 4 months, which represents the life of the associated noncompete agreement. No events have occurred during 2017, and no factors exist as of December 31, 2017 that would indicate that the net carrying value of this asset may not be recoverable or will not be used throughout its estimated useful life.

Income Taxes

The Company accounts for income taxes using a benefit-for-loss approach to the allocation of current taxes, whereby tax benefits resulting from operating losses or other tax attributes, which will be realized by other members of the consolidated group, go to the benefit of the Company. Using this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Tax Reform Act") was enacted in the United States. The Tax Reform Act includes a broad range of changes to federal tax legislation including changes to corporate and personal income tax rates, income tax deductions, and international tax provisions. We recognized the effect of tax law changes included in the Tax Reform Act during the year-ended December 31, 2017, as it is the period that includes the date of enactment. See Note 3 (Income Taxes) for details related to the tax effects recognized in connection with the Tax Reform Act.

Commissions Payable To Representatives

Commissions payable represents amounts due to agents for their sales of mutual funds and 529 plans as well as a portion of the 12b-1 and advisory fees earned by the Company.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, restricted cash, due from mutual funds, accounts receivable from representatives, affiliate receivables and payables, accrued interest income, commissions payable to representatives, unpresented checks, and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these instruments. Securities owned represent various investments in fixed-maturity debt securities, which are carried at fair value.

Share-based Compensation

The Company provides share-based compensation to certain of its employees and agents under the Parent's Omnibus Incentive Plan ("OIP"). The OIP provides for the issuance of Parent equity awards, including stock options, stock appreciation rights, restricted stock, deferred stock, restricted stock units ("RSUs"), performance-based stock units ("PSUs"), unrestricted stock, as well as cash-based awards. Parent equity awards granted to the Company's employees consist of RSUs with the per-unit value determined using the fair market value of the Parent's common stock on the date of the grant.

The Company provides grants of the Parent's RSUs to agents ("agent equity awards") as a part of quarterly contests for sales of investment and savings products for which the grant and the service period occur within the same calendar quarter.

Agent equity awards vest and are measured using the fair market value at the conclusion of the quarterly contest; which is the time that performance is complete. However, agent equity awards are subject to long-term sales restrictions expiring over three years.

Prior to 2017, the Parent funded share-based compensation recognized by the Company through contributions to additional paid-in capital within stockholder's equity. In the second half of 2017, the Company began reimbursing the Parent in cash for the amount of share-based compensation allocated to the Company. As of December 31, 2017, approximately $246,000 was due to the Parent and included in payables to affiliates in the accompanying statement of financial condition.

New Accounting Pronouncements

In March 2016, the FASB issued Accounting Standards Update No. 2016-09 *Compensation—Stock Compensation (Topic 718) - Improvements to Employee Share-Based Payment Accounting* ("ASU 2016-09"). ASU 2016-09 intends to simplify several aspects of the accounting for share-based payment transactions, including the recognition of income tax consequences of awards, the classification of awards as either equity or liabilities, the method of recognizing award forfeitures, and the presentation of items within the statement of cash flows. The most notable impact on the Company's financial statement involved the change in accounting for the income tax consequences associated with share-based payment transactions in the statement of earnings. Prior to the adoption of ASU 2016-09, the tax effect of the difference between the cumulative compensation cost of a share-based award recognized for financial reporting purposes and the deduction of the award for tax purposes ("excess tax benefits or deficiencies") was recognized as an adjustment to additional paid-in capital in our stockholder's equity. The amendments in ASU 2016-09 require that the excess tax benefits or deficiencies be recognized as a reduction to or an increase of income tax expense in the statement of earnings. We adopted the amendments in ASU 2016-09 pertaining to excess tax benefits or deficiencies in 2017 on a prospective basis. The adoption of all other amendments outlined in ASU 2016-09 had either no impact to our financial statement or an immaterial impact to our financial statement.

Future Application of Accounting Standards

In May 2014, the FASB issued Accounting Standard Update No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). ASU 2014-09 clarifies the principles for recognizing revenue by establishing the core principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue that is recognized. The amendments in ASU 2014-09, as updated by ASU No. 2015-14, are effective for the Company beginning in fiscal year 2018 and can be adopted either retrospectively or by using the modified retrospective method. We will adopt the amendments in ASU 2014-09 effective January 1, 2018 by using the modified retrospective method. We have evaluated the customer contracts in our business and no significant accounting changes will be made as a result of adopting ASU 2014-09.

(2) Securities Owned

Securities owned, at fair value, as of December 31, 2017 were as follows:

	Fair value	Cost amount
Corporate fixed-maturity securities	$ 4,800,560	$ 4,800,855

Fair value is the price that would be received upon the sale of an asset in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. We classify and disclose all invested assets carried at fair value in one of the following three categories:

(1) Level 1 – Quoted prices for identical instruments in active markets. Level 1 primarily consists of financial instruments whose value is based on quoted market prices in active markets, such as exchange-traded common stocks and actively traded mutual fund investments;

(2) Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs are observable in active markets. Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies,

models, or other valuation methodologies. Various inputs are considered in deriving the fair value of the underlying financial instrument, including interest rate, credit spread, and foreign exchange rates. All significant inputs are observable, derived from observable information in the marketplace, or are supported by observable levels at which transactions are executed in the marketplace.

(3) Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable. Level 3 consists of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and models using significant inputs not based on, nor corroborated by, readily available market information. Valuations for this category primarily consist of non-binding broker quotes.

As of the reporting period, all assets and liabilities recorded at fair value are classified in their entirety based on the lowest level of input (Level 3 being the lowest) that is significant to the fair value measurement. Significant levels of estimation and judgment are required to determine the fair value of certain of our investments. The factors influencing these estimations and judgments are subject to change in subsequent reporting periods.

In assessing fair value of our investments, we use a third-party pricing service. We perform internal reasonableness assessments on fair value determinations within our portfolio throughout the quarter and at quarter-end including pricing variance analyses and comparisons to alternative pricing sources and benchmark returns. If a fair value appears unusual relative to these assessments, we will reexamine the inputs and may challenge a fair value assessment made by the pricing service. If there is a known pricing error, we will request a reassessment by the pricing service. If the pricing service is unable to perform the reassessment on a timely basis, we will determine the appropriate price by corroborating with an alternative pricing service or other qualified source as necessary. We do not adjust quotes or prices except in a rare circumstance to resolve a known error.

All of our securities owned as of December 31, 2017 were classified as Level 2. There were no transfers between Levels 1, 2 or 3 during 2017.

(3) Income Taxes

On December 22, 2017, the Tax Reform Act was enacted in the United States, which includes a broad range of tax reforms affecting businesses, including corporate tax rates, business deductions, and international tax provisions. Under GAAP, the effects of new legislation are recognized upon enactment, which, for federal legislation, is the date the president signs a bill into law. Accordingly, we have recognized the tax effects of the Tax Reform Act during the year ended December 31, 2017. However, the breadth and complexity of reforms included in the Tax Reform Act combined with the lack of precedent in its application may result in changes to the tax effects recognized when interpretations of the legislation are finalized; including the Company's application of any additional guidance that may be issued by U.S. tax authorities.

Deferred tax assets and liabilities. The tax effects of temporary differences that give rise to the net deferred tax assets at December 31, 2017 are presented below:

7

	December 31, 2017
Deferred tax assets:	
State income taxes	$ 1,379,739
Accrued expenses	1,010,333
Intangible assets	761,750
Share-based compensation	523,275
Other	38,068
Total deferred tax assets	3,713,165
Deferred tax liabilities:	
Intangible assets	(330,874)
Total deferred tax liabilities	(330,874)
Net deferred tax asset	$ 3,382,291

Prior to the enactment of the Tax Reform Act, deferred income tax assets and liabilities were measured using the 35% U.S. federal statutory tax rate that was expected to be applicable when those temporary differences were recognized in taxable income. The Tax Reform Act reduced the U.S. federal statutory tax rate from 35% to 21% effective January 1, 2018.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. There was no deferred tax asset valuation allowance at December 31, 2017.

Unrecognized tax benefits. The following is a rollforward of the Company's unrecognized tax benefits:

Balance, January 1, 2017	$ 5,203,958
Increase (decrease) in unrecognized tax benefit – prior period	29,421
Increase (decrease) in unrecognized tax benefit – current period	1,400,639
Reductions in unrecognized tax benefits as a result of a lapse in statute of limitations	(864,095)
Balance, December 31, 2017	$ 5,769,923

The total amount of unrecognized tax benefits at December 31, 2017 that, if recognized, would affect the Company's effective tax rate was approximately $5.2 million. As of December 31, 2017, the total amounts of accrued interest and penalties in the Company's statement of financial condition were approximately $800,000 and are included in income taxes payable in the accompanying statement of financial condition.

As the Company is included in the consolidated tax return of the Parent, income taxes owed at year-end are payable to the Parent. As of December 31, 2017, federal income taxes of approximately $883,000 are payable to the Parent and are included in income taxes payable in the accompanying statement of financial condition.

The only event reasonably possible to occur within 12 months of the reporting date is the addition of the most recent year to the Company's tax contingency reserves and the release of the oldest year for which taxes are reserved. The projected net movement in the Company's tax contingency reserves resulting from this projected movement is not considered to be material to the Company.

The Company is currently open to audit by the IRS for the year ended December 31, 2014 and thereafter for federal income tax purposes.

(4)   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital Requirement for Brokers or Dealers, as mandated by Rule 15c3-1 of the Exchange Act. This regulation requires the maintenance of minimum "net capital" of the greater of $250,000 or 6-2/3% of aggregate indebtedness. The regulation also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined, not exceed 15-to-1. At December 31, 2017, the Company had net capital of $15.3 million, which was $12.8 million in excess of its required net capital of $2.5 million. The Company's aggregate indebtedness to net capital ratio was 2.48 to 1.

(5)   Liabilities Subordinated to the Claims of General Creditors

At December 31, 2017, the Company had no liabilities that were subordinated to the claims of general creditors.

(6)   Related-Party Transactions

The Company receives support services from its affiliates, Primerica Life Insurance Company ("PLIC") and Primerica Financial Services, Inc. ("PFS"), for shared expenses including human resources, finance, information technology and other general and administrative expenses to support its operations. The Company also has an arrangement in which PLIC pays operating and payroll expenses on behalf of the Company. As of December 31, 2017, the Company recorded a liability of $4.9 million for the amount owed to PLIC for these arrangements, which is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which it receives cash on behalf of PFS, an insurance agency licensed affiliate, for commission income and pays all related expenses for sales of variable annuities, ultimately remitting the net amount to PFS. The Company also makes income tax installment payments on behalf of PFS. As of December 31, 2017, the Company recorded a payable of $1.3 million for the net amount owed to PFS under these arrangements, which is included in payable to affiliates in the accompanying statement of financial condition.

The Company also receives a management fee to offset the cost of shared general and administrative expenses incurred on behalf of PSS. As of December 31, 2017, the Company recorded a receivable of $4.2 million for net amounts due from PSS, which is included in receivables from affiliates in the accompanying statement of financial condition.

All of the arrangements between the Company and its affiliates provide a right of offset.

For information regarding share-based compensation transactions with affiliates, refer to Note 1 (Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies).

(7)   Commitments and Contingent Liabilities

The Company is involved from time to time in legal disputes, regulatory inquiries and arbitration proceedings in the normal course of business. These disputes are subject to uncertainties, including indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation. As such, the Company is unable to estimate the possible loss or range of loss that may result from these matters unless otherwise indicated.

(8)   Restricted Cash

To more efficiently serve its customers, the Company holds customer checks that are received with incomplete investment applications for longer than 24 hours while problems with the application are resolved. The Company holds certain customer checks up to 5 days and places an amount equal to 106% of the amount of the customers' funds held into a separate bank account for the exclusive benefit of customers. At December 31, 2017, the total amount of cash held in this separate account is reported as restricted cash in the accompanying statement of financial condition.

(9)   Risk and Uncertainties

Investment securities are exposed to several risks, including but not limited to interest rate and credit risks. Due to the risks associated with investment securities, it is at least reasonably possible that changes in the values of investment securities

will occur in the near term and such changes could materially affect the amounts reported in the Company's financial statement.

(10) Form X-17A-5 Part II

Pursuant to SEC Rule 15c3-1, as adopted by FINRA, and as applied in conformity with generally accepted industry practices, the Company includes sales of variable annuity products in its computation of net capital. These variable annuity sales are, however, recorded in the financial records of PFS and, therefore, are not included in the accompanying financial statement. The schedule below details the difference between net capital, as reported in Form X-17A-5 Part II, and the accompanying statement of financial condition. The inclusion of the sales in Form X-17A-5 is consistent with the treatment afforded such sales in prior years. Additionally, the Company has relied upon SEC no-action letters concerning such treatment and continues to rely on such no-action letters unless and until instructed otherwise.

	Form X-17A-5 Part II	Variable annuity adjustments	Amortization of deferred sales commissions	Accompanying financial statements
Total ownership equity (including adjustments)	$ 773,616,744	$ (735,493,436)	$ -	$ 38,123,308
Nonallowable assets	(756,199,725)	735,304,260	-	(20,895,465)
Haircuts on securities	(1,921,892)	(1,607)	-	(1,923,499)
Net Capital	$ 15,495,127	$ (190,783)	$ -	$ 15,304,344